

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 22, 2010

Via U.S. Mail

Mr. Richard Gold
Chief Executive Officer
CalAmp Corp.
1401 N. Rice Avenue
Oxnard, CA 93030

       **RE: CalAmp Corp.
Form 10-K for the Year ended February 28, 2009
Filed May 12, 2009**

              **Schedule DEF14A
Filed June 24, 2009**

              File No. 000-12182

Dear Mr. Gold:

     We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Larry Spirgel
              Assistant Director